Mail Stop 6010

February 16, 2007

Mr. John Chase Lee
President
Wi-Tron, Inc.
59 LaGrange Street
Raritan, NJ   08869

      RE: **Wi-Tron, Inc.**
                Item 4.01 Form 8-K-A
                Filed February 5, 2007
                File No. 0-21931

Dear Mr. Lee:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated January 23, 2007 (as amended, February 5, 2007)

Item 4-01. Changes in Registrant's Certifying Accountant

1.   We note revisions made in response to prior comment 1. Please revise the fourth paragraph of this report to comply with the guidance in Item 304(a)(1)(iv)(D) by stating, if true, that the Board of Directors discussed the subject matter of the disagreements (i.e., internal control weaknesses) with the former accountant. We do not believe that the second sentence of this paragraph satisfies that requirement.

2.   In response to prior comment 2, we note that the March 29, 2006 letter from the former accountant attached as Exhibit 2 includes a detailed description of each reportable event. However, you have not provided any information on the remaining portions of that comment. As a result, we reiterate our previous request. Tell us in what period the reportable events occurred and whether or not you restated (or intend to restate) any prior period for any adjustment resulting from the reportable event; and if not, why not. Also, tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each reportable event.

3.   To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        If you have any questions, please call David Burton at (202) 551-3626.

                                        Sincerely,

                                        David Burton
                                        Staff Accountant